June 11, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Nickel Director Resigns

(VANCOUVER) – Mark Jarvis, President of Hard Creek Nickel Corporation (TSX.V—HNC) announced today that Mr. Frank Wright has resigned as Director of the Company.

“We wish to thank Mr. Wright for his work with the Company and wish him much success in his future endeavors,” said Mr. Jarvis.

On behalf of the Board of Directors

“Mark Jarvis”

MARK JARVIS, President
Hard Creek Nickel Corporation

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com